Exhibit 99.1

FOR IMMEDIATE RELEASE
21622 Plummer Street
Chatsworth, CA 91311
Toll Free: 800.423.8870
Phone: 818.882.0883
Main Fax: 818.882.1809

Company Contact:	Investor Contact:
Earl L. Yager	Neil Berkman Associates
President and CEO	(310) 826 — 5051
www.CHADtherapeutics.com	info@BerkmanAssociates.com
CHAD Therapeutics
Reports Fiscal 2008 First Quarter Results
     CHATSWORTH, California, August 14, 2007 . . . CHAD Therapeutics, Inc. (AMEX:CTU) today reported financial results for the first quarter of fiscal 2008.
First Quarter Results
     For the three months ended June 30, 2007, revenue declined to $3,973,000 from $5,476,000 for the first quarter of fiscal 2007, reflecting continued price pressure and lower domestic sales of oxygen conservers and transfilling systems as a result of Medicare-related reimbursement changes, as well as lower international sales of oxygen conservers.
     The net loss for the first quarter of fiscal 2008 was $1,290,000, or $0.13 per share, which included an increase in inventory reserve of $24,000. This compares to a net loss for the first quarter of fiscal 2007 of $116,000, or $0.01 per share.
     Working capital was approximately $6.1 million at June 30, 2007, including cash and cash equivalents of $261,000. This compares to working capital of approximately $9.7 million and cash and cash equivalents of $1,704,000 at June 30, 2006.
     On August 1, 2007, CHAD announced the completion of a $3,500,000 financing package with a private investor comprised of a $750,000 convertible term note and a $2,750,000 revolving credit line, all secured by the Company’s assets.
     “We believe that our strategy to develop new products for the oxygen and sleep markets will help us deal with the challenges presented by price pressure on conservers and changes in Medicare reimbursement policies,” said Earl Yager, President and Chief Executive Officer. “This new financing package gives us the resources to complete our cost reduction and new product development programs while maintaining our current operations.”
Oxygen Product Update
     Yager said that the Company continues to pursue outsourcing and other measures to reduce manufacturing costs for many of its established products. He noted that CHAD also has developed new products with improved margin potential, including the BONSAITM pneumatic conserver, which began shipping in July, and the OMNI line, CHAD’s next-generation oxygen transfilling system. “We expect these initiatives to contribute to improved margins beginning in the current quarter,” he said.
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CHAD, OXYMATIC, OXYMIZER, OXYLITE, and TOTAL O 2 are Registered Trademarks of Chad Therapeutics, Inc.
ISO 13485 Certified Company
WWW.CHADTHERAPEUTICS.COM

CHAD Therapeutics Reports Fiscal 2008 First Quarter Results
August 14, 2007
Page Two
     Medicare’s new system of competitive bidding to provide home oxygen therapy services is now underway in ten major cities. Yager said that CHAD is hopeful that the announcement later this year of the winning bids will provide the improved visibility on reimbursement rates the market needs to stimulate demand for oxygen products. He added that the winning bids currently are expected to go into effect next summer rather than in April 2008 as originally scheduled.
Sleep Product Update
     Yager said, “We expect to submit the first 510(k) application to the FDA this summer and hope to receive marketing clearance this fall for our initial proprietary diagnostic product for the sleep disorder market. We plan to launch our first commercial sleep product immediately thereafter. More than 10 million people in the U.S. alone are estimated to have a sleep disorder, so we believe our unique products have the potential to create a significant new growth opportunity for CHAD.”
About CHAD Therapeutics
     CHAD Therapeutics, Inc. develops, produces and markets respiratory care devices designed to improve the efficiency of oxygen delivery systems for home health care and hospital treatment of patients suffering from pulmonary diseases. For more information, visit www.chadtherapeutics.com.
Safe Harbor Statements under the Private Securities Litigation Reform Act of 1995.
     The foregoing statements regarding prospects for future earnings and revenues, future sales trends and the introduction of products under development are forward-looking statements that involve certain risks and uncertainties. A number of important factors could cause actual results to differ materially from those contemplated by such forward-looking statements. These include the potential loss of one of our major customers upon whom we depend for a material portion of our business, increased competition and continuing downward pressure on prices for certain of our products, the potential introduction of new products with perceived competitive advantages over the Company’s products, changes or proposed changes in health care reimbursement which affect homecare providers, the terms of any distribution agreement which may be negotiated with respect to our transfill systems or our sleep products, and CHAD’s ability to anticipate and respond to technological and economic changes in the home oxygen market. The projected timing for the introduction of new products may be delayed as a result of unforeseen difficulties encountered in the design, manufacture and quality testing for such products. The Company has limited design and manufacturing resources and it relies to a significant extent upon independent contractors for the development of products for the sleep disorder market. As a result, the Company may have more difficulty ensuring adherence to projected timetables for the introduction of such products. Moreover, the success of the Company’s products and products under development will depend on their efficacy, reliability and the health care community’s perception of the products’ capabilities and benefits, the degree of acceptance the products achieve among homecare providers and, with respect to products under development, obtaining timely regulatory approval. Additional factors that could cause actual results to differ materially from those contemplated in this press release can be found in the Company’s annual and quarterly reports filed with the Securities and Exchange Commission under the caption “Risk Factors.”
(tables attached)

CHAD THERAPEUTICS, INC.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended
	June 30,
	2007	2006
Net sales	$3,973,000	$5,476,000
Cost of sales	3,178,000	3,662,000

Gross profit	795,000	1,814,000

Costs and expenses:
Selling, general and administrative	1,549,000	1,702,000
Research and development	462,000	335,000

Total costs and expenses	2,011,000	2,037,000

Operating income (loss)	(1,216,000)	(223,000)

Other (income) expense, net	70,000	(23,000)

Earnings (loss) before income taxes	(1,286,000)	(200,000)

Income tax expense (benefit)	4,000	(84,000)

Net earnings (loss)	$(1,290,000)	$(116,000)

Earnings (loss) per share:
Basic	$(0.13)	$(0.01)
Diluted	$(0.13)	$(0.01)

Weighted shares outstanding:
Basic	10,180,000	10,169,000
Diluted	10,180,000	10,169,000

CHAD THEREAPEUTICS, INC.
CONDENSED BALANCE SHEETS
(Unaudited)

	June 30,
	2007	2006
Assets
Current assets:
Cash	$261,000	$1,704,000
Accounts receivable, net	1,482,000	3,184,000
Income taxes refundable	290,000	290,000
Inventories, net	5,870,000	6,257,000
Prepaid expenses and other assets	290,000	159,000
Deferred income taxes	—	662,000

Total current assets	8,193,000	12,256,000

Property, plant and equipment, net	628,000	901,000
Intangible assets, net	1,073,000	1,038,000
Deferred income taxes	—	613,000
Other assets	35,000	55,000

Total Assets	$9,929,000	$14,863,000

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$731,000	$1,009,000
Accrued expenses	1,390,000	1,523,000

Total current liabilities	2,121,000	2,532,000

Capital lease obligation, net of current portion	—	2,000

Total liabilities	2,121,000	2,534,000

Shareholders’ equity:
Common shares, .01 par value, authorized 40,000,000 shares, 10,180,000 and 10,169,000 issued and outstanding	13,530,000	13,463,000
Accumulated deficit	(5,722,000)	(1,134,000)

Net shareholders’ equity	7,808,000	12,329,000

Total Liabilities and Shareholders’ Equity	$9,929,000	$14,863,000